BART AND ASSOCIATES, LLC
Attorneys at Law

December 18, 2014

Via SEC Edgar Submission
Pamela Long, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Virtual Sourcing, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Initial Form S-1 Filed: March 3, 2014
File No. 333-194254

Dear Ms. Long:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1:  We note your response to comment one in our letter dated November 7, 2014. Please file your lease agreement as an exhibit. See Item 601(10)(ii)(D) of Regulation S-K.

Answer to Comment 1:  The lease agreement for the new office space in Kansas has been filed as Exhibit 10.10.  The Company is changing locations due to the expiration of the executive office lease in Washington, D.C.  The change of address has been included in the revised registration statement.

Comment 2:  Please disclose your supplemental response to comment two in our letter dated November 7, 2014 within your registration statement.

Answer to Comment 2:  The Company has previously asserted that Norman Birmingham is not an officer, director, 10% shareholder, control person, promoter, or in any other way an affiliate of the Company.  The Company respectfully again reasserts that position.  The Company has been searching for a regulation to assist with the disclosure of the information described in Comment 2.   However, the Company cannot find a regulation that would explain the process and method for disclosing the 20 year work history of Mr. Birmingham as a non-affiliate of the Company.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

December 18, 2014

Comment 3:   We note that you have not yet issued to EYII 5 million shares of common stock as payment for the exclusive marketing rights. Please tell us what, if any, impact not issuing shares may have on your ability to carry out your business plan. For instance, could the marketing right be assigned to another company because you have not paid consideration? Will this affect the current contracts forwarded to you? Consider appropriate risk factor disclosure.

Comment 4:  Please confirm our understanding that you are the only company permitted to market and distribute Kruud Kleen™. It appears that other another company may also be engaged in selling this product.

Answer to Comment 4:  The Company is the only exclusive wholesale marketer of Kruud Kleen™.  The exclusive rights are for wholesale sales.  The amended registration now includes the term “wholesale”, where appropriate.

The Offering, page 5

Comment 5:  Please disclose why the number of shares outstanding before the offering has increased from 126,601,395 to 175,684,724 in your latest amendment. If you have made additionally sales of unregistered securities, please disclose them under Item 15.

Answer to Comment 5:  The additional disclosure related to the increase in outstanding shares has been included in the Liquidity section of Management’s Discussion and Analysis, as well as in Item 15 of the revised registration statement.

Products, page 30

Comment 6:  We note your revised disclosure in response to comment six in our letter dated November 7, 2014. Given that you have not disclosed any specific steps that you have taken in pursuing your recycled fiberglass business, please explain why you will be able to begin manufacturing by the end of the first quarter of 2015.

Answer to Comment 6:  The company has not yet been able to pursue its fiberglass business due to the fact that it requires a portion of the proceeds from this offering in order to achieve its goals related to that business line.  The Company plans to begin pursuing the recycled fiberglass business line as soon as it is able to receive a portion of the funds from the offering.  The revised registration statement contains language discussing the timing of the recycled fiberglass business as it relates to the sale of the shares to be sold as part of this registration statement.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

December 18, 2014

Exhibits

Comment 7:  Please file your agreement with IBC Funds, LLC and promissory note with RLS Premier Financial, LLC as exhibits. Additionally, please discuss the impact these notes will have on your liquidity in your Management’s Discussion and Analysis section.

Answer to Comment 7:  The Agreement with IBC Funds as well as the Promissory Note with RLS Premier Financial, LLC have been filed as exhibits to the amended registration statement.  In addition, the Management’s Discussion and Analysis section has been updated to disclose each transaction.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for Virtual Sourcing, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com